December 24th, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Mail Stop 4561
Washington, D.C. 20549

Re:	Eyeblaster, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-149619

Ladies and Gentlemen:

   Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Eyeblaster, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-149619), together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the shares of common stock covered by the Registration Statement. In addition, the Company requests that its confidential treatment application also be withdrawn at this time. No securities were sold or will be sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

Please send copies of the written order granting withdrawal of the Registration Statement to Gal Trifon, Eyeblaster, Inc., 135 west 18th street, 5th floor, New York, NY 10011, facsimile number (646) 274 - 6028, with a copy to Michael Kaplan, Davis Polk & Wardwell, 450 Lexington Avenue, New York, NY 10017, facsimile number (212) 450 - 3800.

Thank you for your assistance with this application for withdrawal. If you have any questions or require any further information, please contact Michael Kaplan at (212) 450 - 4111.

Very truly yours,

Eyeblaster, Inc.

By:	/s/ Gal Trifon
Name: Gal Trifon
Title: President and Chief Executive Officer

cc:     Michael Kaplan, Davis Polk & Wardwell